Exhibit 99.1

Akanda Announces No Equity Financing Until Further Notice

London, UK April 15, 2024 –Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, previously announced the completion of several public offerings and the sale of its indirectly wholly-owned Portuguese subsidiary, RPK BioPharma Unipessoal, LDA (“RPK”) now announces its plans to pause any potential equity financings for a thirty (30) day period while the Board meets and confers. The Company plans to evaluate and pursue strategic investments in international cannabis plant touching markets as well as ancillary technology services.

Since February 1, 2024, the Company completed shelf offerings in the aggregate gross amount of $983,000 and a firm commitment underwritten public offering in the aggregate gross amount of $5,000,000, each before deducting discounts, commission and offering expenses and fees. Furthermore with the sale of RPK, Akanda eliminated approximately $4M of debt and received net cash proceeds of $1,553,750. Interim CEO and Director Katie Field commented, “We have been working around the clock this year to position Akanda to evaluate strategic opportunities and now the time has come .”

The Company plans to review possible acquisitions in international cannabis and technology sectors and evaluate each opportunity based on current operations and potential for future growth. Ms. Field continued, “We have amassed a stronger cash position but do not intend to invest in future subsidiaries that increase Akanda’s burn rate. We plan to be thoughtful about future additions to the Company.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.